77D - Effective July 1, 2007, the Enhanced Income Fund may engage in short sales.  Effective July 1, 2007, the prospectus for the Short Term Bond Fund was changed to provide that the Fund's duration will range between zero and three years.  Previously, the prospectus had provided that the duration would be  between one and three years.